CODE OF ETHICS

AlphaCore and all its Supervised Persons have an ongoing responsibility to AlphaCore’s

Clients to ensure that the interest of its Clients come first. AlphaCore holds its Supervised

Persons to a high standard of integrity and business practices. In serving its Clients,

AlphaCore and its Supervised Persons must at all times deal with Clients in an honest and ethical manner, and comply with all the federal securities laws and regulations.

AlphaCore has adopted a Code of Ethics pursuant to Rule 204a-1 of the Advisers Act, and which AlphaCore believes is reasonably designed to comply with Rule 17j-1 under the

1940 Act. AlphaCore’s Code of Ethics sets forth certain obligations and responsibilities of its Supervised Persons, and Access Persons. AlphaCore’s Code of Ethics is maintained under separate cover.